PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

24th February 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Independent report estimates addition of approximately 7 million ounces of gold to Pokrovskiy regional potential – issued 24th February 2004

Yours faithfully,

PETER HAMBRO MINING PLC

By: K. Subczynska

Karolina Subczynska
In-House Legal Counsel

04 FEB 27 AM 7:21

PETER HAMBRO MINING PLC
11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 24th February 2004:

Peter Hambro Mining PLC

Tuesday, 24 February 2004

Independent report estimates addition of approximately 7 million ounces of gold to Pokrovskiy regional potential.

New Pokrovskiy Resources Estimate Report

OAO Pokrovskiy Rudnik, the Russian operating subsidiary of Peter Hambro Mining, the AIM listed gold mining group, has received the results of a new independent estimate of the resources at its Pokrovskiy gold mining licence area. This report is the result of ongoing exploration work, being carried out in parallel with mining and gold extraction on the 37 Km2 block covered by the original mining licence.

Resources

The new report, which includes only material expected to be above a 1 g/t cut-off grade, suggests a total of approximately 7.7 million ounces of mineralization, reported as P2 resources. This does not include the gold in already reported Pokrovskoye Reserves.

As at 31st December 2003, the announced (and Committee of Natural Resources approved) P category resource in the surrounding area of the Pokrovskiy mine was estimated at 807,400 ounces. Thus the new estimate could mean an increase of around 6.9 million ounces. The existing open-pits and processing facility are located roughly in the centre of the area covered by the report.

Independent Report

The report is based on the collection and analysis of 16,500 samples from trenches and shallow and deep drilling and this has enabled a reassessment of existing work. It has been completed by the independent Russian research company Ecocentre (from Vladivostok) in conjunction with the Russian Academy of Science's Far Eastern State Geological Institute and uses results derived from a

nonlinear curve-fitting method related to regression or trend analysis. The correlation between the existing approved resources and those predicted by the programme has to date been high.

Amur Region Committee on Natural Resources approval not yet obtained

It should be noted that the results of the new report have not yet been submitted to nor approved by the Amur Region Committee on Natural Resources and thus are not officially classified. Notwithstanding this, the Company considers that disclosure of the existence of this report is appropriate to keep the market appraised of developments.

Annual Reserve and Resource Statement.

Peter Hambro Mining includes a report on its reserves and resources as part of each Annual Report and Accounts. The Annual Report and Accounts for 2003 is expected to be published at the end of April 2004.

The increase estimated by the Ecocentre report is significant because the newly identified gold-bearing areas are all located close to the operating Pokrovskiy resin-in-pulp plant, and if confirmed will produce a substantial increase in mine life.

Chairman's Comments

Commenting on the Report, Peter Hambro, Executive Chairman of Peter Hambro Mining PLC said: -

"The Ecocentre report confirms the enthusiasm we had for the Pokrovskoye deposit when we originally brought the company to market and the subsequent decision to expand the processing facilities there. Our recent news-flow has concentrated on Pioneer and has allowed this somewhat to overshadow the success of our producing mine. The Ecocentre Report goes a long way to restore the balance."

For further information:

Peter Hambro / Alya Samokhvalova +44 20 7201 8900
Peter Hambro Mining PLC

David Simonson / Tom Randell +44 20 7653 6620
Merlin